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Avanti3 🔖

Avanti3 is a Web3 platform designed for creators, brands, and celebrities, providing them with multiple monetization streams, enhanced customer engagement, and the unparalleled security and transparency that Web3 offers. Avanti3 combines the strengths of Patreon, Shopify, Spotify, Coinbase, Venmo, ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Raised	Days Left
$0	**151**

Launch ✓ — 2 $10,002 Min — 3 $1,234,996.95 Max

Overview Team About Communication Channel Updates

Business Description

Avanti3 is dedicated to revolutionizing how creators and brands engage with their audiences and monetize their content. We address multiple core challenges that creators face: limited monetization options, engagement barriers, security concerns, stagnation in innovation, fragmented digital solutions, and a lack of tiered engagement systems. By leveraging blockchain technology, Avanti3 offers diverse monetization streams such as NFTs, exclusive memberships, and digital collectibles. To enhance engagement, the platform utilizes AR/VR technologies for immersive experiences and AI-driven personalized interactions.



Why Invest

Our team gives us an unfair advantage that positions us for future market dominance.

Our experience, combined with our unique growth strategies, enables us to plan for sustainable success for years to come:

1. **Market Penetration**: Aggressive marketing and awareness campaigns to increase user base.
2. **Partnerships**: Forming strategic alliances with key players in the digital and creative industries along with strategic celebrity partnerships.
3. **Innovation**: Continuously updating and expanding our technological offerings.
4. **User Engagement**: Enhancing user experience to foster loyalty and long-term engagement.

When you invest in Avanti3, you're not just investing in an innovative, game-changing platform. You're investing in a team with the connections, experience, and technology to lead the industry in both Web3 and the creator economy.

Problem

In today's digital landscape, creators and brands face significant challenges that hinder their growth and success. Traditional platforms offer limited ways to monetize content, making it difficult for creators to fully capitalize on their work. While monetization is possible, only a small minority are able to truly profit from their content.

But it isn't just monetization.

Maintaining meaningful interactions with audiences is also a struggle, leading to disengagement and loss of followers. Additionally, increased vulnerability to fraud and data breaches raises security concerns, while existing platforms fail to keep pace with technological advancements, resulting in stagnation and missed opportunities. These challenges underscore the urgent need for innovative solutions to empower creators and brands in the digital age.

So we built it.

Security Type:

Equity Security

Price Per Share

$16.67

Shares For Sale

74,085

Post Money Valuation:

$55,318,576.95

Investment Bonuses!

Raise Milestone Bonus Incentives:

$0 – $1,000,000 Raised:

– Investors who invest within the first $1,000,000 raised by the issuer receive a 300% bonus shares on your investment.

$1,000,001 – $1,234,996.95 Raised:

– Investors who invest between $1,000,001 and $1,234,996.95 raised by the issuer receive a 200% bonus shares on your investment.

*Bonus shares will be issued after the offering has concluded.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Solution

Avanti3 aims to revolutionize how creators and brands engage with their audiences and monetize their content. We provide a robust, multi-faceted solution designed to restore power to creators and brands.

Avanti3 transcends the limitations of existing market offerings, providing a solution that addresses and fills the current market void.

We offer a variety of diverse monetization streams such as NFTs, exclusive memberships, and more that creators can use to not only profit, but maintain a personal connection with their audiences. The platform enhances engagement by utilizing AR/VR experiences and AI to create immersive, interactive environments that captivate audiences.

With blockchain technology ensuring transparency and security, users can trust that their transactions and data are protected. Furthermore, Avanti3 is committed to constant innovation, continuously integrating the latest technological advancements to stay ahead of the curve and provide cutting-edge solutions.

Artist Passes for purchase to get access:


THE LIFE OF DJ MAXX
DJ Maxx Tickets for New York
Buy Tickets
Celebrity Passes
DJ DAY
LUNA SKY
EDEN BLISS
DJ MAXX

Media passes' access:


THE LIFE OF DJ MAXX
DJ Maxx Tickets for New York
Buy Tickets
TYGUAN
Tyguan
Upcoming Events
Trending songs
Trending videos
Quick links
For your Taste
Collectables
New TRAP NFT
Other Passes
LYLA VANILLA

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2025

Minimum Investment Amount:

$500.10

Target Offering Range:

$10,002-$1,234,996.95

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Live streaming and different ways to do collaborations:


SIERRA SUMMERS
Sierra Summers for Los Angeles
Buy Tickets
Sierra Summers
Fans Joined

Audio rooms for creators to interact with their fans:


SIERRA SUMMERS
Sierra Summers for Los Angeles
Buy Tickets
Speakers
Waiting to join
Sierra Summers
Fans Joined

History of media:


THE LIFE OF DJ MAXX
DJ Maxx Tickets for New York
Buy Tickets
Lyla Vanilla
Upcoming Events
Collectables
Other Passes



Music player and songs/singles/albums:


THE LIFE
OF DJ MAXX
DJ Maxx Tickets
for New York
Buy Tickets
LUNA
SKY
Whispers in the Wind of Yesterday's Love
Latest Albums
Trending Albums
Dancing Shadows Beneath the Moonlight

Web3 assets tracking:


THE LIFE
OF DJ MAXX
DJ Maxx Tickets
for New York
1268.645 $
1268.64
1262.24 $
Buy More V3
+24.04%
NFTs in Wallet
Buy More
Tokens
Stake Report
Stake More
26.71 $
26.71 $
1268.645 $

Ecommerce platform for creators to use:



Avanti3 store:





Business Model

Avanti3 operates on a sustainable and scalable business model, ensuring long-term growth and value creation:

1. **Subscription Fees:** Generating recurring revenue through tiered memberships.
2. **Transaction Fees:** Earning a percentage from NFT sales and other platform transactions.
3. **Royalty Fees:** Collecting royalties from subsequent NFT sales, providing continuous revenue streams.
4. **Merchandise Sales:** Earning a percentage and fees of the sales of physical goods.
5. **Partnerships:** Collaborating with brands to offer exclusive offerings and unique experiences.
6. **Advertising:** Monetizing through targeted advertising within the platform, tailored to user interests and preferences.

This diversified approach ensures a stable and scalable financial foundation, allowing Avanti3 to continually innovate and expand its offerings.



Market Projection

The Web3 market is a sleeping giant, poised for explosive growth. Projections indicate it will become a multi-billion-dollar industry within the next five years. Valued at USD 2.25 billion in 2023, the global Web 3.0 market is expected to grow at a compound annual growth rate (CAGR) of 49.3% from 2024 to 2030, highlighting its immense potential and transformative impact. (Grand View Research)

Key drivers of this growth include:

1. Increasing Adoption of NFTs: Mainstream acceptance and usage of NFTs are transforming the digital economy.
2. Advancements in AR/VR Technology: Expanding applications across various sectors are revolutionizing how we interact with digital environments.
3. Rising Demand for Secure Platforms: There is a significant shift towards more secure and transparent digital interactions, driven by the need for enhanced security and trust.

But it isn't just Web3. We also operate within the creator economy which is currently valued at over $100 billion.

Key Market Findings:

We operate at the intersection of multiple Web3 verticals, positioning us perfectly to capitalize on the rapid growth of this evolving market.

– **NFT Market:** The global NFT market cap reached $193.84 billion in January 2024.
– **AR/VR Industry:** Projected to grow to $210 billion by 2030.
– **Web3 Adoption:** Rapidly increasing with major brands and celebrities entering the space.
– **Creator Market:** As of 2024, the global creator economy is currently worth $156.37 billion. The creator economy is growing at a CAGR of 22.5% and is expected to hit $528.39 billion by 2030.

U.S. Web 3.0 Market
Size, by Blockchain Type, 2020 - 2030 (USD Million)



$389.5M

49.2%
U.S. Market CAGR,
2024-2030

2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

● Public ● Private ● Consortium ● Hybrid



AR and VR Market
CAGR 23.7%

USD 47.6 Billion — 2023
USD 58.6 Billion — 2024
USD 210.4 Billion — 2030

But that is the tip of the iceberg.

There is an increasing need for data privacy, facilitated by the decentralized identity of Web 3.0 and advancements in internet technology. Additionally, the rapid rise in the adoption of digital assets such as cryptocurrencies, coupled with the ongoing deployment of 5G and upcoming 6G technologies, is anticipated to further contribute to this growth. The booming world of digital assets and cryptocurrencies is finding synergy with Web 3.0. The integration of blockchain, DeFi (Decentralized Finance), and NFTs (Non-Fungible Tokens) within Web 3.0 applications is unlocking new possibilities for online transactions, ownership, and value creation. This convergence is expected to drive adoption and innovation across various sectors.

And Avanti3 is perfectly positioned to take advantage of this massive opportunity.

Competition

While the Web3 space is burgeoning, Avanti3 has multiple competitive advantages that will enable us to win:

1. **Comprehensive Offering**: Unlike competitors that focus on single aspects, Avanti3 integrates multiple cutting-edge technologies.
2. **Unified Platform**: Avanti3 combines NFTs, blockchain, AR/VR, AI, and the metaverse into a single, cohesive platform. This holistic approach ensures seamless user experiences and broad functionality that competitors cannot match.
3. **User Experience**: A seamless, user-friendly interface designed for both novice and experienced users, ensuring accessibility and ease of use.
4. **Customizable Tiered Engagement**: Our platform offers highly customizable engagement tiers (bronze, silver, gold, VIP) that allow creators and brands to tailor rewards and interactions to different levels of fan participation, fostering deeper loyalty and engagement.
5. **Strategic Partnerships**: Collaborations with leading brands and influencers to drive adoption and foster growth, enhancing the platform's reach and impact.
6. **Experienced Team**: Our leadership team, including Samir ElKamouny and Evan Kirsch, brings extensive experience in digital marketing, strategic planning, blockchain technology, and Web3 infrastructure.

Traction & Customers

Our traction to date has been exceptional. We've already secured partnerships with some of the biggest names in the industry, achieved organically and at zero cost through our network, colleagues, and word of mouth.

Here are a few examples of who is on board:

1. **Nick Cooper** is a renowned vocal coach who has shaped the careers of global superstars like Beyoncé, Usher, Nicki Minaj, and Khalid. Known for his transformative coaching techniques, Nick has helped countless artists achieve stardom. He has committed to using Avanti3 as a springboard for his clients' careers.
2. **360 Live Global** is one of the world's leading promotional groups, and they are excited to partner with us to support concerts, promotions, and fan engagement for their artists, including top Afrobeats performers with massive global audiences.
3. **Some of our other key partners** include, but are not limited to, John Salley, WizKid, Jason Campbell, Danny Zelisko, Chris Voss's Golden Swan Project, and many more.

Additionally, we have established relationships with major players in the music industry, including Sony Music, Warner Music, Atlantic Records, and several other labels, all eager to come on board with Avanti3.

Investors

Up to this point, we have self-funded our technology, and now, with your help, we are ready to go live and take it to the next level. Are you ready to invest in a revolutionary technology platform that offers unparalleled opportunities for creators, brands, and investors worldwide with the advanced capabilities of Web3? By investing in Avanti3, you're supporting a company poised for immense market scalability across various industry verticals and set to redefine the standards for tomorrow's digital creators. Our platform aims to empower countless individuals and create economic opportunities for creators globally. Invest today to generate significant economic value while making a positive impact.

Terms

Up to $1,234,996.95 in Non-Voting Class B Common Stock at $16.67 per share with a minimum target amount of $10,002.

Offering Minimum: $10,002 | 600 shares of Non-Voting Class B Common Stock
Offering Maximum: $1,234,996.95 | 74,085 shares of Non-Voting Class B Common Stock
Type of Security Offered: Non-Voting Class B Common Stock
Purchase Price of Security Offered: $16.67 per Share
Minimum Investment Amount (per investor): $500/10

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.10. The Company must reach its Target Offering Amount of $10,002 by April 1, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,002 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

*Company's Repurchase Option.

a) The Company shall, for a period of ten (10) years from date that the Securities are issued to the Purchaser hereunder (the "Repurchase Period"), have an irrevocable option (the "Repurchase Option") to repurchase all or any portion of the Securities held by the Purchaser for an amount equal to (i) 1.5X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised within the first three (3) years of the Repurchase Period, (ii) 2X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years three (3) to five (5) of the Repurchase Period, and (iii) 3X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years five (5) to ten (10) (in each case, the "Repurchase Price").

b) The Company may exercise its Repurchase Option by delivering written notice to the Purchaser of its intention to do so at any point during the Repurchase Period, specifying the number of Securities it intends to repurchase (the "Repurchase Notice"). If the Company delivers the Repurchase Notice during the Repurchase Period, then the Purchaser shall sell, and the Company shall purchase, the number of Securities designated within the Repurchase Notice. The Company shall satisfy its payment obligation to the Purchaser with respect to exercise of the Repurchase Option by delivering a check to the Purchaser in the amount of the aggregate Repurchase Price for the Securities being repurchased. Purchaser shall execute such purchase and sale agreements, consents, and other conveyance documents as the Company may reasonably require to consummate the repurchase of the Securities as provided in this Section 8 and, at the closing thereof, shall deliver any certificates evidencing the Securities (endorsed in favor of Company) to the Company, accompanied by duly executed stock powers, as needed, free and clear of all encumbrances and liens of any kind (other than those imposed by this Agreement). As a result of any repurchase of Securities pursuant to this Section 8 and notwithstanding anything to the contrary in this Agreement, the Company shall become the legal and beneficial owner of the repurchased Securities and shall have all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name, cancel, and/or retire any or all Securities without further action by the Purchaser.

c) In the event that the Repurchase Option is exercised or deemed exercised, the sole right and remedy of the Purchaser thereafter shall be to receive the Repurchase Price, and in no case shall the Purchaser have any claim of ownership as to any repurchased Securities.

d) The Company in its sole discretion may assign all or part of the Repurchase Option to one or more employees, officers, directors or stockholders of the Company or other persons or organizations.

Investment Bonus

The Company will offer additional shares as a bonus ("Bonus Shares") to Investors depending on how much has been raised in the Offering when the investment is made, as follows:

$0 – $1,000,000 Raised

300% Bonus Shares

$1,000,001 – $1,234,996.95 Raised

200% Bonus Shares

*Bonus shares will be issued after the offering has concluded.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates

Samir ElKamouny

Co-Founder & Chief Executive Officer

Background

Samir ElKamouny is a powerhouse in the digital marketing arena, renowned for his groundbreaking strategies and unmatched impact. As the visionary founder and CEO of Fetch & Funnel, which was acquired for a seven-figure sum, Samir built an award-winning performance marketing agency that redefined the industry. Specializing in omnichannel media buying, cutting-edge creative production, and conversion optimization, he has partnered with over 100 brands, delivering more than $500 million in revenue through his proprietary Fetch & Funnel Method™. His dynamic approach spans all facets of digital marketing—demand generation, inbound marketing, and rapid experimentation—enabling him to drive unprecedented results for both global giants and high-growth startups. Beyond his client success stories, Samir is a sought-after speaker and educator, deeply committed to empowering businesses with modern marketing strategies that scale. His relentless drive to push boundaries has established him as one of the most influential figures in the marketing world today.

Evan Kirsch

Co-Founder & Chief Technology Officer

Background

Evan Kirsch is the President of Frozen Puck Labs, a game design and development studio. Both companies specialize in creating innovative experiential fandom experiences and implementing forward-thinking blockchain and decentralized finance strategies. With 15 years of experience, Evan has successfully guided clients across the country to stay at the forefront of their industries. He also co-founded MAKE Digital Group, a thriving 7-figure digital agency established in 2008, and acquired Thinking Bigger Media in 2020, a small-business magazine distributed to over 100,000 small businesses nationwide.

Blake Luvon

Co-Founder and Head of Partnerships

Background

Blake Luvon brings a wealth of business acumen and extensive consulting experience to Avanti3. His strategic insights and consulting background enable him to forge valuable partnerships and drive business growth. His personal network provides him an edge, as he has built relationships with industry leaders across various verticals. Having lived and worked in over 20 countries, Blake has successfully grown businesses in lead generation, e-commerce, SaaS, and more, generating over $500 million in total revenue. With Ionic Wearables, Blake's background in global business development reaches a pinnacle, combining his 25+ years of experience in building brands and disrupting industries with game-changing innovation.

Overview Team About Communication Channel Updates

Company Name

Avanti3

Location

2810 N Church St
14691
Wilmington, Delaware 19802

Number of Employees

3

Company Website

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

January 4, 2024